June 12, 2007

Via Edgar Correspondence File

Ms. Jessica Barberich
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Barberich:

Re:	Advanced Communications Technologies, Inc. (the “Company”)
Item 4.02 Form 8-K Filed June 4, 2007
File No. 000-30486

The following are your comments reproduced, along with our responses in connection with your June 7, 2007 comment letter, which reviews our Item 4.02 Form 8-K filed June 4, 2007.

COMMENT 1
In Exhibit 99.1 of your 8-K dated May 29, 2007, you state that you will restate your historical quarterly and annual financial statements for the periods subsequent to, and including, June 2004, to reclassify three issues of convertible preferred stock from stockholders’ equity to liabilities. You also state that the restatement is the result of a revised interpretation of prior and recent pronouncements issued by the Financial Accounting Standards Board and the Securities and Exchange Commission in this area. Please tell us the specific “revised interpretation” that you relied upon to conclude that your financial statements require restatement.

RESPONSE
By the phrase “revised interpretation” we are referring to the greater attention that companies, their auditors and the Securities and Exchange Commission (‘SEC”), are giving to certain accounting pronouncements, particularly ETIF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, following the SEC’s publication of “Current Accounting and Disclosure Issues in the Division of Corporation Finance” on November 30, 2005. ETIF 00-19 had been issued in 2000; however, due to the complexity of EITF 00-19, there were various interpretations and therefore inconsistent interpretations of that pronouncement. This situation was rectified by the SEC in its aforementioned 2005 publication. As a result of the heightened awareness and re-evaluations that the November 30, 2005 publication generated, in the ensuing years many companies have been required to restate financial statements. The Company’s particular situation is that it restating its fiscal 2004, 2005 and 2006 financial statements to reclassify convertible preferred stock from stockholders’ equity to liabilities because conversion is at the lower of $.01 per share or the average of the three lowest closing bid prices immediately preceding the date of conversion. As a result of the latter provision, conversion of the convertible stock could result in the conversion into an indeterminate number of shares. Under the guidance of paragraph 20 of ETIF 00-19, the Company is prohibited from concluding that it has sufficient available authorized and unissued common shares to meet conversion requirements, and, therefore, must classify convertible preferred stock as a liability.

COMMENT 2
You also state in your 8-K that the footnote disclosure in your June 30, 2005 Form 10-KSB included a description of the conversion provisions of your aforementioned preferred stock. Please tell us the changes in the facts and circumstances related to this disclosure and your representations made to us regarding this preferred stock in your response letter dated February 23, 2006.

RESPONSE
Note 11 to the consolidated financial statements included in the June 30, 2005 Form 10-KSB included a full description of the conversion provisions of our aforementioned preferred stock which are summarized in our response to Comment 1 above. We do not believe that there is any change in the facts and circumstances relating to this matter, only a more rigorous application of paragraph 20 of ETIF 00-19 by the Company’s newly appointed auditors. The representations made to the SEC in our response letter dated February 23, 2006 addressed a different issue raised in Comment 5 of the SEC’s February 1, 2006 comment letter, that is, how the Company considered the guidance in SFAS 133, EITF 00-19. EITF 98-5 and EITF 00-27 in determining the accounting for the conversion features embedded in our convertible debt and Series A and B Preferred Stock.

The reason for stating in our 8-K that the footnote disclosure in our June 30, 2005 Form 10-KSB included a description of the conversion provisions of our aforementioned preferred stock was to point out that the conversion feature and its implications as described in Comment 1 above were not questioned by the SEC in its February 1, 2006 comment letter.

In connection with its response to the comments of the SEC staff regarding the above referenced Item 4.02 Form 8-K, the “Company” acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Very truly yours,

/s/ John E. Donahue
Chief Financial Officer